SPENCE, MARSTON, BUNCH, MORRIS & CO.
Certified Public Accountants • Business and Personal Advisors

Robert B. Spence, CPA
R. Michal Marston, CPA
Edgar J. Bunch, Jr., CPA
George E. Morris, CPA
Anne G. McNamee, CPA
Randi E. Kraus, CPA

January 5, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

We have been furnished a copy of Item 4 of Form 8-K to be filed by our former client, Gateway Tax Credit Fund III Ltd., for the event that occurred on January 3, 2006. We agree with the statements contained in Item 4 insofar as they relate to our firm.

Very truly yours,

Spence, Marston, Bunch, Morris & Co.
Certified Public Accountants

250 North Belcher Road, Suite 100 • Clearwater, FL 33765-2622 • phone: 727.441.6829 • fax: 727.442.4391 • www.spencemarston.com